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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                                    SEC File Number  1-11150
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                                                    CUSIP Number
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                          NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K and Form 10-KSB         [ ] Form 20-F         [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB         [ ] Form N-SAR

    For Period Ended:              March 31, 1999
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:
                                     -----------------------------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                       Imagyn Medical Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable

                            5 Civic Plaza, Suite 100
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Address of Principal Executive Office (Street and Number)

                            Newport Beach, CA 92660
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City, State and Zip Code


                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form
                            11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20F, 11-K, 10-Q, and 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

On May 4, 1999, three holders of the Company's 12 1/2% Senior Subordinated Notes filed an involuntary petition against the Company under Chapter 7 of the Bankruptcy Code. On May 18, 1999, the Company filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (Chapter 11 Case no. 99-1019 (PJW)) for itself and for its operating subsidiaries, and requested that the involuntary case be converted to a Chapter 11 case.

Since the Petition Date, the Company has been principally engaged in dealing with bankruptcy-related matters and formulating a substantially modified business strategy in an effort to emerge from bankruptcy. The Company's finance and accounting staff has devoted substantially all of its time to the maintenance of the remaining operations, including the development and implementation of the Company's post-bankruptcy business strategy, and to the administrative burdens of the reorganization case, such as valuation of assets, reconciliation and resolution of proofs of claim, preparation of financial projections, formulation and preparation of disclosure materials related to a reorganization plan, dealing with a creditors committee, ongoing litigation and preparation of monthly operating reports to the United States Trustee's office and the bankruptcy court.

In addition, the Company's bankruptcy filing came at a time during which year-end audit procedures would have normally been underway, and once the filing occurred all substantial activities by the Company's outside auditors ceased pending approval of the auditors by the bankruptcy court. As of the date of this letter, court approval of the Company's independent auditors has not yet been received. Without an independent auditor having been approved by the Bankruptcy Court, the Company is simply not in a position to file audited financial statements required to be filed with its Annual Report on Form 10-K for the year ended March 31, 1999.

The Company has filed with the Securities and Exchange Commission a no action request seeking permission to suspend normal reporting on Forms 10-K and 10-Q under the Securities Exchange Act of 1934 during the pendency of the bankruptcy case.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                              SEC 1344 (11/91)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                          Michael Montevideo                   (949)             720-8800
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                                 (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 The Company is unable to determine the nature or extent of the changes to the financial statements for the year ended March 31, 1999, but anticipates that the changes will be significant as a result of the bankruptcy reorganization that is ongoing.

                       Imagyn Medical Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        June 30, 1999               By:  /s/ Michael Montevideo
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                                            Michael Montevideo
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.